Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED MARCH 31, 2026

First Half Financial Results for Fiscal 2026 Compared to First Half Financial Results for Fiscal 2025

●	Revenues were $18.4 million for the six months ended March 31, 2026, a 50.3% increase from $12.2 million for the six months ended March 31, 2025;

●	Gross loss was $3.8 million for the six months ended March 31, 2026, or -20.5% of revenues, compared to a gross profit of $1.5 million, or 12.6% of revenues for the six months ended March 31, 2025;

●	Net loss was $3.8 million for the six months ended March 31, 2026, compared to a net loss of $15.3 million for the six months ended March 31, 2025;

●	Basic and diluted loss per share (“EPS”) was $2.19 for the six months ended March 31, 2026, compared to $10.70 for the six months ended March 31, 2025; and

●	Cash and cash equivalents were $0.5 million as of March 31, 2026, a 166.6% increase from $0.2 million as of September 30, 2025.

Unaudited Financial Results for the Six Months Ended March 31, 2026 and 2025 all in US$

	2026	2025	Change	Change
Selected Consolidated Statements of Operations
Revenues	$18,413,179	$12,248,499	$(6,164,680)	50.3%
Cost of revenues	(22,188,832)	(10,700,185)	(11,488,647)	107.4%
Gross profit	(3,775,653)	1,548,314	(5,323,967)	(343.9)%
Selling and marketing expenses	(10,097)	(15,429)	5,332	(34.6)%
General and administrative expenses	(669,909)	(885,228)	215,319	(24.3)%
Share-based compensation	-	(15,776,500)	15,776,500	-%
Total operating expenses	(680,006)	(16,677,157)	15,997,151	(95.9)%
Loss from operations	(4,455,659)	(15,128,843)	10,673,184	(70.6)%
Total other income (expenses), net	(2,506)	11,367	(13,873)	(122.1)%
Loss before provision for income taxes	(4,458,165)	(15,117,476)	10,659,311	(70.5)%
Provision for income taxes	700,850	(142,362)	843,212	(592.3)%
Net loss	$(3,757,315)	$(15,259,838)	$11,502,523	(75.4)%

Revenues

(i) Revenue by sales category for the six months ended March 31, 2026 and 2025:

	2026		2025
Wholesale of pre-owned consumer electronic devices	$18,390,482	99.9%	$12,227,493	99.8%
Retail sales of pre-owned consumer electronic devices	18,826	0.1%	21,006	0.2%
Rental sales of pre-owned consumer electronic devices	3,871	0.0%	-	-%
	$18,413,179	100.0%	$12,248,499	100.0%

(ii) Revenue by product category for the six months ended March 31, 2026 and 2025:

	2026		2025
Smartphones	$14,794,553	80.4%	$4,925,821	40.2%
Tablets	356,913	1.9%	804,128	6.6%
Laptops and other	3,257,842	17.7%	6,518,550	53.2%
Rental	3,871	0.0%	-	-%
Total	$18,413,179	100.0%	$12,248,499	100.0%

For the six months ended March 31, 2026 and 2025, total revenue was US$18.4 million and US$12.2 million. The increase was mainly due to the increase in wholesale revenue from US$12.2 million in the six months ended March 31, 2025 to US$18.4 million in the six months ended March 31, 2026, as a result of the Company’s inventory destocking strategy and increase in shipment volume.

Smartphones

For the six months ended March 31, 2026 and 2025, revenue from smartphone sales was 80.4% and 40.2% of our total revenue, respectively. The increase was mainly due to the impact of eSIM market factors, pursuant to which the Company adopted a proactive destocking strategy and increased its shipment volume, thereby driving an increase in revenue from this product category as compared to the prior period.

Tablets

For the six months ended March 31, 2026 and 2025, revenue from tablet sales accounted for 1.9% and 6.6% of our total revenue, respectively, a 55.6% decrease in tablet revenue compared to the prior period. As the Company’s inventory is primarily comprised of pre-owned smartphones, its destocking efforts during the period were concentrated on the smartphone category, and the Company did not undertake significant destocking activities in the tablet category.

Laptops and other

For the six months ended March 31, 2026 and 2025, revenue from laptops and other sales was 17.7% and 53.2% of our total revenue, respectively. The decrease was not attributable to any active destocking measures taken by the Company with respect to this category; rather, as the Company’s inventory is primarily comprised of smartphones, its strategic resources and destocking efforts during the period were concentrated on the smartphone category, resulting in a comparatively lower contribution from laptops and other sales to total revenue.

Rental

For the six months ended March 31, 2026, the Company resumed rental operations of pre-owned consumer electronic devices, representing a revenue stream that was not present in the six months ended March 31, 2025. This business remains non-recurring in nature and accounted for less than 0.1% of the Company’s total revenue during the six months ended March 31, 2026.

Cost of Revenues and gross profit

Cost of revenues mainly consists of procurement cost of the pre-owned consumer electronic devices. For the six months ended March 31, 2026 and 2025, the cost of revenues was US$22.2 million and US$10.7million, respectively.

Profit margin and gross profit was:

	Six Months Ended March 31, (in US$)
	2026		2025
	Deficit (Loss)	Profit Margin	Gross Profit	Profit Margin
Smartphones	$(2,956,851)	(20.0)%	$528,541	10.7%
Tablets	(94,873)	(26.6)%	116,024	14.4%
Laptops and other	(726,839)	(22.3)%	903,749	13.9%
Rental	2,909	75.2%	-	-%
Total	$(3,775,653)	(20.5)%	$1,548,314	12.6%

Gross loss for the six months ended March 31, 2026 was US$3.8 million and gross profit for the six months ended March 31, 2025 was US$1.5 million, a loss of 20.5% and a gain of 12.6% of revenue for the corresponding periods. The shift to a gross loss was attributable to all three core product categories — Smartphones, Tablets, and Laptops and other — with gross margin decreasing from gain of 10.7% to a loss of 20.0%, 14.4% to a loss of 26.6%, and 13.9% to a loss of 22.3%, respectively. This was primarily due to a temporary, phased inventory destocking strategy adopted in response to evolving eSIM-related market conditions, together with the disposal of certain aging inventory across product categories, under which the Company sold inventory at reduced prices to recover cash. The impact was further amplified as Smartphones revenue rose from 40.2% to 80.35% of total revenue.

This was partially offset by the Company’s new rental business, which generated a 75.2% gross margin but remained immaterial given its US$2,909 contribution. The Company expects the destocking strategy to be temporary, with gross margins improving as affected inventory is liquidated.

Inventories

Inventories consist primarily of pre-owned smartphones, tablets, laptops and other consumer electronic devices and are stated at the lower of cost and net realizable value.

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As of March 31, 2026, the Company had gross inventories of approximately US$8.936 million and recognized inventory write-downs of approximately US$2.082 million, resulting in inventories, net of approximately US$6.854 million. The write-downs primarily related to certain aging and slow-moving inventory for which the estimated net realizable value was below cost. The assessment reflected prevailing market conditions, estimated selling prices and the Company’s inventory destocking activities, including the sale of certain inventory at reduced prices. The related write-downs were recognized in cost of revenues.

The inventory write-down of approximately US$0.105 million recognized as of September 30, 2025 related to inventory that was subsequently sold during the six months ended March 31, 2026. Accordingly, such amount was not included in the inventories, net balance as of March 31, 2026.

Selling and marketing expenses

For the six months ended March 31, 2026 and 2025, selling and marketing expenses were US$10,097 and US$15,429, respectively. The decrease was mainly due to lower staff cost.

General and administrative expenses

For the six months ended March 31, 2026 and 2025, G&A expenses were US$669,909 and US$885,228, respectively, mainly comprising staff cost for G&A purposes. The decrease was primarily due to lower listing-related and consultancy expenses, as well as the absence of one-time business and entertainment expenses associated with the Nasdaq bell-ringing ceremony incurred during the six months ended March 31, 2025, partially offset by an increase in auditor remuneration and legal and professional fees during the six months ended March 31, 2026.

Share-based compensation

For the six months ended March 31, 2026 and 2025, Share-based compensation was US$0 and US$15,776,500, respectively. On January 17, 2025, the Company adopted a 2024 Stock Incentive Plan. Under the Plan, the maximum number of Ordinary Shares that may be issued pursuant to the awards was 4,287,500 Ordinary Shares. As of March 19, 2025, the Company had issued and granted a total of 4,287,500 Ordinary Shares under the Plan, with a total value of $15,776,500. No further awards were granted under the Plan during the six months ended March 31, 2026.

Other net income (expenses), net

Other net income (expenses) mainly includes government grants, interest income and realized exchange gain (loss). For the six months ended March 31, 2026 and 2025, other net expenses was US$2,506 and other net income was US$11,367, respectively. The change was primarily due to a decrease in government grants received and a realized exchange loss recorded during the six months ended March 31, 2026, as compared to a realized exchange gain during the six months ended March 31, 2025.

Net loss

Our net loss for the six months ended March 31, 2026 and 2025 was US$3.8 million and US$15.3 million, respectively, representing a decrease in net loss of US$11.5 million. The decrease was mainly due to the absence of the one-time share-based compensation expense of US$15.8 million recognized during the six months ended March 31, 2025, and an income tax benefit recognized during the six months ended March 31, 2026, partially offset by the gross loss recorded during the six months ended March 31, 2026.

Loss per Share - Basic and Diluted

Loss per basic and diluted share for the six months ended March 31, 2026 was $2.19, compared to $10.70 for the comparable period of 2025.

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Liquidity and Capital Resources

As of March 31, 2026, we had cash and cash equivalents of US$0.5 million, compared to US$0.2 million as of September 30, 2025. The increase was primarily attributable to net cash provided by operating activities of US$0.4 million, partially offset by an unfavorable effect of exchange rate changes on cash and cash equivalents of US$0.1 million during the six months ended March 31, 2026.

As of March 31, 2026, our total current assets were US$13.8 million, including US$0.5 million in cash and cash equivalents, US$6.4 million in prepayments, other receivables and other current assets, and US$6.9 million in inventory. Our current liabilities totaled US$0.3 million, comprising primarily US$0.1 million in tax payable, US$0.1 million in other payables and accrued liabilities, and US$0.1 million in lease liabilities – current. This resulted in working capital of US$13.5 million and a current ratio of 46.7 to 1. The level of working capital is sufficient to support our near-term operational and financial obligations.

Our management believes the Company can effectively address its primary liquidity requirements through the use of cash reserves, operating cash flows, and access to short-term credit facilities.

Cash Flows

The following summarizes the key components of our cash flows for the six months ended March 31, 2026, and 2025:

Operating Activities

During the six months ended March 31, 2026 and 2025, cash flows from operating activities were primarily generated from revenue from the sale of pre-owned electronic devices, whereas cash outflows for our operating activities mainly comprised the purchase of pre-owned electronic devices, shipping costs, staff costs and administrative expenses.

Our net cash provided by (used in) operating activities is primarily derived from net income (loss), as adjusted for items such as depreciation and amortization, and the effects of changes in operating assets and liabilities such as an increase or decrease in inventories, accounts receivable, prepayments and other receivables, tax payable, other payables and accruals, right-of-use assets and lease obligations.

For the six months ended March 31, 2026, our net cash provided by operating activities was US$0.4 million, compared to net cash used in operating activities of US$4.8 million for the comparable period in 2025, an improvement of US$5.2 million. The improvement was primarily driven by a US$7.9 million decrease in inventories as a result of the Company’s inventory destocking strategy, which more than offset the net loss for the period and an increase of US$3.0 million in prepayments, other receivables and other current assets.

For the six months ended March 31, 2025, our net cash used in operating activities was US$4.8 million, which was primarily driven by favorable changes in working capital, including a US$10.5 million reduction in accounts receivable, which more than offset the impact of the increase in prepayments, other receivables and other current assets and inventory and the net loss during the period.

Investing Activities

Our cash flows used in investing activities consisted of the purchases of property, plant and equipment.

For the six months ended March 31, 2026 and 2025, no cash was used for the purchase of property, plant and equipment.

Financing Activities

Our cash flows from financing activities consisted of (i) proceeds from the IPO; and (ii) payments for deferred offering costs.

For the six months ended March 31, 2026, we had no cash flows from financing activities.

For the six months ended March 31, 2025, net cash provided by financing activities was US$4.6 million, due to the net effect of (i) proceeds from IPO of US$4.9 million; and (ii) payments of deferred offering costs of US$0.3 million.

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Capital Expenditures

The Company had no capital expenditures for the six months ended March 31, 2026 and 2025. Management intends to fund future capital expenditures, which are expected to primarily consist of purchases of property and equipment, from working capital. The Company will continue to make capital expenditures as appropriate to support its business growth.

Subsequent Events

1. Extraordinary General Meeting and Shareholders’ Approval

On June 12, 2026, the Company held an Extraordinary General Meeting of Shareholders (the “EGM”) and a separate meeting of the holders of Class B ordinary shares (the “Class B Meeting”). Holders representing approximately 95.39% of the total voting power of the Company’s outstanding shares were present in person or by proxy, and 100% of the Class B ordinary shares were represented at the Class B Meeting. At these meetings, the shareholders approved all proposed resolutions, including:

(i)	Increasing the voting rights attached to each Class B ordinary share from twenty (20) votes to one hundred (100) votes per share;

(ii)	Increasing the Company’s authorized share capital from US$2,000,000 to US$90,000,000;

(iii)	Reducing the par value of each ordinary share from US$0.001 to US$0.00001, with the resulting amount credited to the Company’s share premium account;

(iv)	Adopting the Third Amended and Restated Memorandum and Articles of Association (the “Third M&A”) to reflect the aforementioned changes; and

(v)	Authorizing the Board of Directors (the “Board”) to effect up to five share consolidations of the Company’s ordinary shares at a ratio of up to 1-for-1,500, at its discretion within two years of shareholder approval.

Following the approval and implementation of the Third M&A, the voting power of Mr. Shangzhao (Cizar) Hong, the Company’s founder and major shareholder, increased from approximately 91.25% to approximately 98.11% of the Company’s total voting power.

2. Implementation of Share Consolidation (Reverse Stock Split)

On June 16, 2026, pursuant to the authority granted at the EGM, the Board approved a share consolidation (the “Share Consolidation”) of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-15.

The Share Consolidation became effective post-market on July 6, 2026 (the “Effective Date”), and the Class A ordinary shares began trading on a split-adjusted basis on the Nasdaq Capital Market at the market open on July 7, 2026 under the existing symbol “CGTL” with a new CUSIP number G2563P110.

As a result of the Share Consolidation:

(i)	Every 15 issued and unissued Class A ordinary shares and Class B ordinary shares were consolidated into 1 Class A ordinary share and 1 Class B ordinary share, respectively;

(ii)	The par value of each ordinary share was adjusted from US$0.00001 to US$0.00015 per share; and

(iii)	Fractional shares were rounded up to the nearest whole share, ensuring that no fractional shares were issued.

Concurrently with the Share Consolidation, appropriate proportional adjustments were made to the exercise price and number of shares underlying the Company’s outstanding warrants, stock options, and convertible instruments, as applicable.

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